SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___       No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

Exhibit Index for August, 2003 Form 6-K

1.0

News Release No. 15 dated August 20, 2003.

1.1

News Release No. 16 dated August 21, 2003

1.2

News Release No. 17 dated August 21, 2003

2.0

Material Change Report filed on August 21, 2003.

3.0

Second Quarter Report mailed to shareholders on August 21, 2003 - see News Release No. 15 dated August 20, 2003, Exhibit No. 1.0 above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  September 8, 2003

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

i.

Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

ii.

Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

iii.

a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

i.

press releases;

ii.

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

iii.

documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 11/04/2002

Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com
August 20, 2003 FOR IMMEDIATE RELEASE

News Release Issue No. 15 - 2003	SECOND QUARTER REPORT JUNE 30, 2003

Aurizon Reports Second Quarter 2003 Results

Second Quarter Highlights:

  New resource estimate of Zones 118-120 doubles inferred resources to 332,000 ounces of gold.

  Commencement of underground ramp extension to access Zone 113 at Casa Berardi.

  Activation of four surface drill rigs at Casa Berardi.

  Equity financing totaling $5 million.

FINANCIAL RESULTS

SECOND QUARTER RESULTS

For the second quarter of 2003, Aurizon reports a net loss of $212,000, or nil cents per share, compared to a net loss of $1,058,000, or 2 cents per share, for the same period of 2002.  Cash flow from operating activities was $13,000 in the second quarter of 2003, compared to cash outflows of $748,000 in the corresponding period of 2002.

Higher realized gold prices in the second quarter of 2003 mitigated an 18% decrease in gold production and a stronger Canadian dollar, resulting in a 13% decrease in revenue compared to 2002.  Revenue in the second quarter of 2003 totaled $3.7 million compared to $4.2 million in 2002.  The average realized gold price in the second quarter was US$363 per ounce compared to US$302 for the same period of 2002.

Mine operating costs in the second quarter of 2003 decreased to $2.9 million from $3.1 million in 2002 due to lower mine production resulting from a change in mining methods.  This planned lower ore throughput together with a stronger Canadian dollar resulted in higher total cash costs per ounce of US$301 compared to US$238 in 2002.

Second quarter results in 2002 were impacted by interest and finance charges totaling $546,000.

Capital expenditures of $5.6 million were incurred during the second quarter of 2003, of which $3.8 million was invested at Casa Berardi, and $1.8 million at Sleeping Giant.    Aggregate capital expenditures for the same period of 2002 totaled $1.9 million.

During the second quarter of 2003, financing activities totaled $7.9 million, of which  $4.6 million was provided by an equity private placement and the balance by the exercise of warrants and stock options.

SIX MONTH RESULTS

For the first half of 2003, Aurizon reports a net loss of $218,000, or nil cents per share compared to a loss of $1.3 million, or 3 cents per share in the same period of 2002.

Cash flow from operating activities was $294,000 for the first half of 2003, compared to negative operating cash flow of $1.3 million in the same period of 2002.

Gold production for the first half of 2003 was 21% higher than forecast, however planned lower ore throughput resulted in a 17% decrease in gold production compared to the same period of 2002.  Revenue in the first half of 2003 totaled $7.9 million compared to $8.7 million in 2002.  The average realized gold

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2003

price in the first half of 2003 was US$355 per ounce compared to US$297 per ounce for the same period of 2002.

OPERATIONS

The Sleeping Giant Mine produced 13,746 ounces of gold in the second quarter of 2003, higher than forecast although lower than the same quarter of 2002.  Aurizon's share of production was 6,873 ounces.  A change in mining method resulted in a reduction of ore processed and combined with a stronger Canadian dollar, resulted in a corresponding increase in total cash costs to US$301 per ounce compared to the US$238 per ounce achieved in the same period of 2002.  The new selective mining method has increased the average ore grade by 22% to 12.3 grams per tonne compared to that achieved in the same period of 2002.

Mine production in the second half of 2003 is expected to return to higher historical levels which should result in a corresponding decrease in unit cash costs.

Total cash costs per ounce during the first half of 2003 increased to US$279 from US$227 in the same period of 2002.  Gold production for the six month period was 29,090 ounces at an average grade of 12.2 grams per tonne compared to 34,846 ounces at an average grade of 10.2 grams per tonne for the same period of 2002.  Aurizon's share of 2003 mine production to date was 14,545 ounces.

A shaft deepening program  initiated in March 2003, to allow access to mineral reserves and resources at depth and to establish new drill bases to explore for extensions of ore lenses, is progressing well.  The program is expected to be completed in the second half of 2004.  Aurizon's share of capital expenditures is estimated to be $4.0 million.

SLEEPING GIANT PRODUCTION
	Second Quarter June 30		Six Months Ended June 30
	2003	2002	2003	2002
Tonnes milled	35,738	53,534	76,320	109,706
Ore grade (grams/tonne)	12.3	10.1	12.2	10.2
Gold production - ounces	13,746	16,854	29,090	34,846
Aurizon's 50% share	6,873	8,427	14,545	17,423
Total Cash Costs/ounce - US$	$301	$238	$279	$227
Depreciation and amortization/ounce - US$	$41	$38	$49	$37
Total production costs/ounce - US$	$342	$276	$328	$264

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2003

CASA BERARDI, QUEBEC

During the second quarter of 2003, Aurizon completed 388 metres of drifting and ramping as part of the development work required to access Zone 113.  It is anticipated that the ramp will reach Zone 113 at the 550 metre level in the fourth quarter of 2003, at which time definition drilling to increase the level of confidence on the grade and continuity of the ore will commence.

A new resource estimate, calculated by SRK Consulting, of Zones 118-120 in the second quarter of 2003 doubled the previous estimate for this area to 332,000 ounces of gold, using a three-gram cut-off.  Inferred resources are estimated at 1.7 million tonnes at an average grade of 6.1 grams per tonne.  A preliminary assessment study will be initiated in order to assess the impact of these new resources on the previously completed feasibility study of the West Mine.

Four drill rigs are currently in operation testing the extensions of the resources, east of both the Zone 113 and Zones 118-120 along the Casa Berardi fault.

OUTLOOK

With cash and working capital in excess of $11 million at June 30, 2003 and no debt, Aurizon continues to advance Casa Berardi towards a production decision in mid 2004 with active surface and underground exploration programs.

Aurizon's 2003 gold production target for Sleeping Giant is 30,500 ounces at a total cash cost of US$258 per ounce, based upon an average Canadian dollar exchange rate of 1.50.  A Change of 0.05 in the Canadian dollar exchange rate impacts total cash costs by approximately US $10 per ounce.

Common Shares (Toronto Stock Exchange - ARZ)
	June 30,	Dec. 31,
	2003	2002
Issued	83,567,427	63,002,937
Fully-diluted	88,036,682	84,114,682

Research & Media Report/Analyst Comment

Orion Securities Inc. - July 21, 2003

Orion Securities Inc. -  July 2, 2003

Haywood Securities - June 26, 2003

Haywood Securities - May 6, 2003

Yorkton Securities - May 2, 2003

For a complete copy of the above publication, please call

   Investor Relations at Toll Free:  1-888-411-GOLD

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of northwestern Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at
Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains certain "forward-looking statements", including, but not limited to, the statements regarding Aurizon's strategic plans, production targets, mine operating costs, capital expenditures, work programs, exploration budgets, and mineral reserve and mineral resource estimates.  Forward-looking statements express, as at the date of this press release, Aurizon's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, environmental hazards and risks, uncertainty as to calculation of mineral reserves, requirement of additional financings, risks of delays in work programs and other risks referred to in Aurizon's 2002 Annual Report on Form 20-F (filed as an alternative form of AIF on SEDAR).

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2003

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	June 30	December 31
	2003	2002
	$	$
ASSETS
CURRENT
Cash and cash equivalents	11,485,246	12,441,888
Bullion settlements	937,243	606,045
Accounts receivable	1,407,122	1,118,180
Prepaids	370,689	293,900
Inventory	1,092,340	436,573
TOTAL CURRENT ASSETS	15,292,640	14,896,586
REFUNDABLE TAX CREDIT	721,432	-
PROPERTY, PLANT & EQUIPMENT	6,923,674	6,624,089
MINERAL PROPERTIES	28,321,771	21,144,354
TOTAL ASSETS	51,259,517	42,665,029
LIABILITIES
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	3,597,783	2,892,154
PROVISION FOR RECLAMATION COSTS	3,636,405	3,636,405
TOTAL LIABILITIES	7,234,188	6,528,559
SHAREHOLDERS' EQUITY
SHARE CAPITAL	97,820,673	83,195,861
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES	-	6,517,534
DEFICIT	(54,538,287)	(54,319,868)
TOTAL SHAREHOLDERS' EQUITY	44,025,329	36,136,470
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	51,259,517	42,665,029

Approved on behalf of the Board,

Robert Normand,

David P. Hall,

Director, Chairman of the Audit Committee

Director, Chairman and C.E.O.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2003

Aurizon Mines Ltd.

Consolidated Statements of Loss and Deficit (unaudited)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
	$	$	$	$
Revenue
Mining operations	3,586,970	4,058,289	7,701,719	8,344,097
Interest and other income	96,117	185,196	151,023	339,281
	3,683,087	4,243,485	7,852,742	8,683,378
Expenses
Operating costs	2,890,721	3,122,900	5,907,931	6,220,619
Depreciation and depletion	400,238	497,577	1,027,131	1,028,970
Administrative and general costs	544,487	441,819	1,017,098	752,143
Care and maintenance costs	-	607,516	-	1,201,249
Exploration and property investigation	-	29,683	-	52,728
Interest and financing costs	-	545,503	-	684,933
Loss (gain) on sale of property, plant and equipment	699	(54)	699	(10,969)
Capital taxes	42,542	40,454	85,066	71,801
	3,878,687	5,285,398	8,037,925	10,001,474
LOSS FOR THE PERIOD BEFORE INCOME TAXES	(195,600)	(1,041,913)	(185,183)	(1,318,096)
INCOME TAX EXPENSE	(16,609)	(16,125)	(33,236)	(27,510)
NET LOSS FOR THE PERIOD DEFICIT - BEGINNING OF PERIOD	(212,209) (54,326,078)	(1,058,038) (51,838,530)	(218,419) (54,319,868)	(1,345,606) (51,550,962)
DEFICIT - END OF PERIOD	(54,538,287)	(52,896,568)	(54,538,287)	(52,896,568)
LOSS PER SHARE - Basic and Diluted	0.00	(0.02)	0.00	(0.03)
Weighted average number of common shares outstanding	77,747,957	51,528,815	68,560,915	46,108,652

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2003

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
	$	$	$	$
OPERATING ACTIVITIES
Net (loss) earnings for the period	(212,209)	(1,058,038)	(218,419)	(1,345,606)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	423,720	525,091	1,073,858	1,083,802
Interest and financing	-	342,536	-	481,966
(Gain) loss on sale of property, plant & equipment	699	(54)	699	(10,969)
Cash flow from operations	212,210	(190,465)	856,138	209,193
Decrease (increase) in non-cash working capital items	(198,806)	(558,065)	(562,022)	(1,487,906)
	13,404	(748,530)	294,116	(1,278,713)
INVESTING ACTIVITIES
Property, plant & equipment	(373,919)	(35,734)	(517,770)	(94,191)
Mineral properties	(5,179,547)	(1,883,030)	(8,848,165)	(2,399,366)
Proceeds on disposal of property, plant & equipment	2,900	65	7,900	36,198
	(5,550,566)	(1,918,699)	(9,358,035)	(2,457,359)
FINANCING ACTIVITIES
Government grant	-	-	-	50,053
Mining duties	-	555,483	-	555,483
Issuance of shares	7,866,072	12,519,600	8,107,277	12,519,600
Long-term debt repayments	-	(3,880,400)	-	(3,880,400)
	7,866,072	9,194,683	8,107,277	9,244,736
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,328,910 9,156,336	6,527,454 768,265	(956,642) 12,441,888	5,508,664 1,787,055
CASH AND CASH EQUIVALENTS - END OF PERIOD	11,485,246	7,295,719	11,485,246	7,295,719

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2003

Notes to Consolidated Financial Statements (unaudited)

1.

Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2002.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

2.

Supplemental Cash Flow Information

	Three Months ended June 30		Six Months ended June 30
	2003	2002	2003	2002
	$	$	$	$
Non-cash Investing and Financing Activities
Shares issued to pay interest	-	95,681	-	195,127

3.

Incentive Stock Options

As permitted by the new accounting standard for stock-based compensation, the Company has elected not to follow the fair value based method of accounting for stock options and to disclose the pro-forma effect of that accounting method.

The following is the Company's pro forma loss with the fair value method applied to all options issued subsequent to January 1, 2002.

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
	$	$	$	$

Loss for the period	(212,209)	(1,058,038)	(218,419)	(1,345,606)
Compensation expense related to fair value of stock options	-	-	-	(102,587)
Pro forma loss for the period	(212,209)	(1,058,038)	(218,419)	(1,448,193)
Pro forma loss per share: Basic and Diluted	0.00	(0.02)	0.00	(0.03)

	2003	2002
Expected volatility	-	73%
Risk-free interest rate	-	4.0%
Expected lives	-	2 years
Dividend yield	-	nil

The fair value of each option grant is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2003

4.

Share Capital

a.

Private Placement

On May 9, 2003 the Company completed a Private Placement of 3,700,000 flow through common shares at a price of $1.35 per share, resulting in gross proceeds of $4,995,000.  In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at a price of $1.35 per share on or before May 9, 2004.  The Company has a commitment to incur eligible flow through expenditures at Casa Berardi, related to this financing, prior to December 31, 2004.

b.

Convertible Debenture

On April 22, 2003, the Company issued 6,666,680 common shares and 5,000,010 common shares on May 30, 2003 pursuant to the conversion of non-interest bearing $7 million convertible debentures.

c.

Warrants

Warrants issued pursuant to private placements as at June 30, 2003 and the changes during the periods ended on those dates is presented below:

	Three months ended June 30		Six months ended June 30
	2003		2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	5,263,955	$0.75	5,358,055	$0.75
Granted	222,000	$1.35	222,000	$1.35
Exercised	(4,482,400)	$0.65	(4,576,500)	$0.65
Outstanding at end of period	1,003,555	$1.34	1,003,555	$1.34

d)

Incentive Stock Options

The Company maintains an incentive stock option plan ("the plan") covering officers, directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 7,000,000 shares.

The status of stock options granted to officers, employees and directors as at June 30, 2003 and the changes during the periods ended is presented below:

	Three months ended June 30 2003		Six months ended June 30 2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	3,860,200	$0.94	4,087,000	$0.93
Granted	-	-	-	-
Exercised	(394,500)	$0.79	(621,300)	$0.79
Outstanding at end of period	3,465,700	$0.96	3,465,700	$0.96

5.

Commitments

At June 30, 2003, the Company has a commitment to incur $7,000,000 of eligible flow through expenditures at Casa Berardi during 2003.

6.

Subsequent Event

On July 18, 2003 the Company agreed to a private placement of 740,740 units at a price of $1.35 per unit.  Each unit comprises one common share plus one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $1.60 per share within two years of the closing date, which is anticipated to be on or before September 1, 2003.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 16 - 2003

August 21, 2003
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES $20 MILLION UNIT OFFERING
(all figures in Canadian dollars unless otherwise stated)

Vancouver, B.C. - Aurizon Mines Ltd. (TSX:ARZ) (the "Company") is pleased to announce that it has entered into an equity financing agreement, on a bought deal basis, with a syndicate of underwriters, led by National Bank Financial Inc., to issue by way of a private placement 10 million units at a price of $2.00 per unit, for aggregate proceeds of $20.0 million.  The Company has also granted the underwriters an option to purchase up to an additional 1,500,000 units at any time prior to the Closing at $2.00 per unit for additional gross proceeds of $3.0 million.  Each unit consists of one common share of the Company and one-half of one warrant to purchase a common share.  Each whole warrant shall be exercisable for a period of 24 months from its date of issue and shall entitle the holder to purchase one common share for $2.50.

The offering is scheduled to close on or about September 10, 2003 and is subject to certain conditions including, but not limited to the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, to the transaction.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The Company intends to use the net proceeds of the Offering for continued exploration and development on the Casa Berardi property, shaft deepening at the Sleeping Giant Mine and for working capital purposes.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of northwestern Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

This News Release may include certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 17 - 2003

August 21, 2003
FOR IMMEDIATE RELEASE

AURIZON CLOSES $1 MILLION FINANCING

Aurizon Mines Ltd. is pleased to announce that it has closed the $1 million private placement financing with the James Bay Development Corporation, ("SDBJ"), previously announced on
July 22, 2003.

The proceeds from the financing will be used to fund ongoing exploration at the Casa Berardi property and shaft deepening expenditures at the Sleeping Giant mine.

SDBJ is a provincial crown corporation with the mandate of assisting economic development in the James Bay area of northern Quebec, where both of Aurizon's projects are located.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of northwestern Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release may include certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

August 21, 2003
File:  100-211

FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Quebec
        Attention:  Statutory Filings

The Toronto Stock Exchange
        Attention:  Listings Department

Dear Sirs:

Re:   Material Change Report

Further to our news release issued today, enclosed herewith is a copy of the Company's Form 53-901F Material Change Report regarding the closing of the $1,000,000 financing.

In addition, we enclose the Company's news release, dated July 22, 2003 and August 21, 2003, together with the applicable fees payable to the securities commissions with respect to this filing.

We trust you will find the enclosed to be in order.  However, should you require anything further, please do not hesitate to advise the writer.

Yours very truly,

AURIZON MINES LTD.

(Signed)
Julie A. Stokke Kemp
Corporate Secretary

Enclosure(s)

cc/encl (via fax):

DuMoulin Black

Attn:  Mary Collyer

Henri Lanctot
Gowling LaFleur Henderson LLP

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

August 21, 2003

Item 3.

Press Release

Press release issued on August 21, 2003, via Canada NewsWire Service - Canada Wide (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. ("Aurizon") has closed the $1,000,000 financing announced via press releases on July 22, 2003 and August 21, 2003 (copies of which are attached).

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. has closed the $1 million private placement financing with the James Bay Development Corporation, ("SDBJ"), previously announced on July 22, 2003.

The proceeds from the financing will be used to fund ongoing exploration at the Casa Berardi property and shaft deepening expenditures at the Sleeping Giant mine.

As a result of the closing, the Company has issued 740,740 common shares at a price of $1.35 per share for total gross proceeds of $1,000,000.  In addition, the Company has issued Purchase Warrants to SDBJ, which entitle SDBJ to purchase up to an additional 370,370 Common Shares of the Company at an exercise price of $1.60 per share for a two-year period, ending August 21, 2005.

Aurizon Mines Ltd.
Material Change Report

Item 5.

Full Description of Material Change (Continued):

SDBJ is a provincial crown corporation with the mandate of assisting economic development in the James Bay area of northern Quebec, where both of Aurizon's projects are located.

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Act

and Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

N/A

Item 7.

Omitted Information: None

Item 8.

Senior Contact Officers

David P. Hall, Chairman, President and Chief Executive Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
21st day of August, 2003

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary